

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 17, 2008

Steve Weinberger
Chief Financial Officer
The Inventure Group, Inc.
5050 N. 40th St., Suite #300
Phoenix, AZ 85018

      Re: The Inventure Group, Inc.
               Form 10-K for the Fiscal Year Ended December 29, 2007
               Filed March 28, 2008
               File No. 1-14556

Dear Mr. Weinberger:

      We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

                               Sincerely,

                               Jill S. Davis
                               Branch Chief